FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November 2005

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicateby check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated November 7, 2005 announcing that DCC Satellite Networks Ltd. of Nigeria has acquired Registrant’s SkyEdge™ hub and VSATs and that Registrant will release its 3rd quarter earnings report on November 14, 2005.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: November 7, 2005

DCC upgrades to Gilat’s SkyEdge platform

Company to release third quarter earnings report on November 14, 2005

Petah Tikva, Israel, November 7, 2005 – Gilat Satellite Networks, Ltd. (NASDAQ: GILTF) today announced DCC Satellite Networks Ltd. of Nigeria has acquired Gilat’s SkyEdge™ hub and VSATs. The network is already deployed and fully operational with a shared hub in Lagos and VSATs located throughout Nigeria. This system enables DCC to provide broadband services to enterprise, governmental and SME users and offer a variety of service packages tailored to specific customers, such as banks, oil companies and retail distributors.

Executive Director of DCC, Mr. Phillip Obioha, said “Gilat’s SkyEdge hub and VSATs provides us with the ability to present new and enhanced services, not available in other platforms, such as mesh IP data, toll quality voice, VOIP, advanced VPN offerings with embedded acceleration and optimized GSM backhaul connectivity. Having all this in one system enabled us to offer multiple services on a single platform, thus simplifying operations.”

Obioha added, “We have been working with Gilat equipment since 1998 and due to the excellent track record with both their products and support, we have chosen Gilat once again.”

Janna Koretskaya, Gilat’s Regional Vice President for Africa, said “We are proud to be chosen once again by DCC in providing our SkyEdge platform. DCC is an important Gilat partner in Nigeria and we look forward to strengthening this cooperation.”

Koretskaya added, “Gilat views Africa as one of the main regions containing the highest growth for VSAT systems. The SkyEdge platform is perfectly suited for the needs in this area, enabling a wide range of applications, network topologies and services.”

About DCC
DCC, a subsidiary of The Computer Warehouse Group in Nigeria, is a service provider specializing in VSATs, Metropolitan Area Networks, Wide Area Networks, Local Area Networks and systems integration. The Company has a network control hub situated in Lagos, Nigeria.

Visit DCC at: www.cwlgroup.net/company.htm or e-mail: dcc.salesmen@cwlgroup.net

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (NASDAQ: GILTF) is a leading provider of products and services for satellite-based communications networks. The Company operates under two business units: (i) Gilat Network Systems (“GNS”), a provider of network systems and associated professional services to service providers and operators and (ii) Spacenet, a provider of managed services for businesses and governments through its Connexstar service brand, for consumers through its StarBand service brand and for rural communities through Spacenet Rural Communications.

Gilat was founded in 1987 and has shipped over 550,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and 3 service facilities worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products.

Visit Gilat at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Shira Gafni
Director of Corporate Marketing
Tel: +972 3 925 2406; E-mail: shirag@gilat.com

Gilat Investor Contact:
Tal Payne
Chief Financial Officer
Tel: +972 3 925 2266; E-mail: talp@gilat.com